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[LOGO] E machines

November 27, 2001

                      LETTER TO STOCKHOLDERS OF EMACHINES

Dear Stockholder:

   On November 19, 2001, eMachines, Inc. entered into an Agreement and Plan of Merger, as amended and restated on November 26, 2001, with EM Holdings, Inc., a company that is wholly owned by eMachines director Lap Shun (John) Hui, for EM Holdings to acquire all of the outstanding shares of eMachines common stock through a two-step transaction including a cash tender offer and a back-end merger.

   In the tender offer, EM Holdings will pay $1.06 per share, net to the seller in cash, without interest, for each outstanding share of eMachines common stock that is validly tendered and not properly withdrawn. Following the completion of the tender offer, a subsidiary of EM Holdings will be merged with and into eMachines and each remaining share of eMachines common stock will be converted into the same $1.06 per share price paid in the offer.

   The tender offer is subject to, among other things, the tender of a number of shares of eMachines common stock that (when added to the shares held by Mr. Hui, Korea Data Systems (USA), Inc., an affiliate of Mr. Hui's, EM Holdings and their respective affiliates and the shares purchasable from idealab! Holdings, L.L.C. pursuant to a stock purchase agreement with Mr. Hui) is equal to at least 90% of the outstanding shares of eMachines common stock and the receipt or availability by EM Holdings of funding pursuant to its financing.

   After careful consideration, the members of eMachines' board of directors (with the exception of Mr. Hui, who recused himself from the deliberations of the eMachines board of directors relating to the merger agreement) unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and determined that the merger agreement is advisable, fair to, and in the best interests of, eMachines stockholders (other than Mr. Hui, Korea Data Systems (USA), EM Holdings, or their respective affiliates). The board of directors recommends that you accept the offer.

   In arriving at its determination and recommendation, eMachines' board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. Included as a schedule to the attached Schedule 14D-9 is the opinion of Credit Suisse First Boston Corporation delivered to the eMachines board of directors on November 19, 2001 that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the offer price to be received in the offer and the merger by the stockholders of eMachines is fair, from a financial point of view to such holders (other than Mr. Hui, Korea Data Systems (USA), EM Holdings and their respective affiliates). You are encouraged to read this opinion carefully and in its entirety.

   Enclosed is the Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

   The offer and withdrawal rights will expire at 9 a.m., Eastern time, on December 27, 2001, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Offer to Purchase and you may call the Information Agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 if you have any questions.

                                        Very Truly Yours,


/s/ Signature
                                        Wayne R. Inouye
                                        President and Chief Executive Officer